Exhibit 99.1

FOR IMMEDIATE RELEASE

Sea Limited to Hold Annual General Meeting on February 14, 2022

Proposal to Amend Articles

January 3, 2022 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced that it will hold its annual general meeting of shareholders (“AGM”) at Shangri-la Singapore, 22 Orange Grove Road, Singapore 258350 at 10:30 a.m., Singapore time, on February 14, 2022.

The Company proposes to amend and restate its currently effective memorandum and articles of association (the “Current Articles”) to increase the voting power of each Class B ordinary share from three (3) votes to fifteen (15) votes on all matters subject to vote at general meetings of the Company and to reflect other relevant changes. The proposal will be submitted to the AGM for shareholders to approve as a special resolution (the “Special Resolution”). A copy of the proposed new amended and restated memorandum and articles of association (the “New Articles”) will be filed by the Company with the U.S. Securities and Exchange Commission on January 3, 2022, New York time, on Form 6-K.

Each of Tencent Holdings Ltd. and its affiliates (“Tencent”) has submitted to the Company its irrevocable notice that it will convert all the Class B ordinary shares held or beneficially owned by it to Class A ordinary shares, in accordance with the terms of the New Articles, subject to and effective immediately upon the Special Resolution being approved by the shareholders at the AGM and the substitution of the Current Articles with the New Articles. Upon effectiveness of such conversion by Tencent, all outstanding Class B ordinary shares will be beneficially owned by Forrest Li, the Company’s founder, Chairman and CEO. Tencent has also agreed with Mr. Li to terminate its proxy (the “Proxy”) with Mr. Li, dated September 1, 2017, subject to and immediately effective upon Tencent’s conversion of its Class B ordinary shares as described above. The Proxy mainly provides for the proxy to Mr. Li of the voting power of up to all Class B ordinary shares held by Tencent under the terms and conditions contained in the Proxy. In relation to such termination, the New Articles will also no longer contain a requirement that the Class B ordinary shares beneficially owned by Mr. Li shall be subject to automatic conversion upon termination of the Proxy.

As of the date of this press release, all of the outstanding Class B ordinary shares collectively represent approximately 52% of the total voting power of the Company’s ordinary shares, and Mr. Li holds approximately 54% of the total voting power with respect to the size and composition of the Board of Directors of the Company (the “Board”). Upon effectiveness of all of the above-mentioned changes, the remaining outstanding Class B ordinary shares, which will be beneficially owned by Mr. Li, are expected to represent approximately 57% of the total voting power, and Tencent’s voting power in the Company is expected to be less than 10%, in each case based on the current outstanding share capital of the Company.

The Board believes that, as Sea has scaled significantly to become a leading global consumer internet company, it is in the best interests of the Company in pursuing its long-term growth strategies to further clarify its capital structure through the contemplated changes outlined above.

The Board recommends a vote “FOR” the special resolution that the Current Articles be amended and restated by their deletion in their entirety and the substitution in their place of the New Articles.

The notice of the annual general meeting sets forth details of the Special Resolution and other information regarding the AGM.

To be approved, the Special Resolution must be passed by at least 75% of the total number of votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the AGM.

Both Mr. Li and Tencent, as shareholders of all currently outstanding Class B ordinary shares, have provided their consents to the Special Resolution in accordance with the terms of the Current Articles.

Investors and shareholders are urged to read carefully and in their entirety the materials filed with or furnished to the U.S. Securities and Exchange Commission by the Company, as they contain important information about the Company, the Special Resolution and related matters.

The Board has fixed the close of business on January 14, 2022, New York time, as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, and vote at, the AGM or any adjournment or postponement thereof. Holders of record of the Company’s Class A ordinary shares or Class B ordinary shares as of the close of business on the Record Date are entitled to attend and vote at the AGM and any adjournment or postponement thereof in person.

Owners and holders of American Depositary Shares (“ADSs”), each representing one Class A ordinary share of the Company, on the Record Date are welcome to attend the AGM in person with valid proof of identification and ADS ownership as of the close of business on the Record Date. However, the owners and holders of ADSs (including those who plan to attend the AGM in person pursuant to the above) who wish to exercise their voting rights for the underlying Class A ordinary shares must exercise such voting rights through The Bank of New York Mellon, the depositary of the ADSs, and cannot vote their ADSs, or the Class A ordinary shares underlying their ADSs, at the AGM directly.

In order to comply with the relevant laws and regulations relating to COVID-19 and to safeguard the health and safety of all attendees, the Company will implement certain precautionary measures at the AGM. Shareholders and owners and holders of the Company’s ADSs planning to attend the AGM in person are required to contact the Company via email at ir@sea.com by February 7, 2022, Singapore time, to indicate their interest. Those who hold ADSs indirectly through a brokerage firm, bank or other financial institution and wish to attend the AGM in person should contact their brokerage firm, bank or other financial institution for a letter or brokerage statement confirming their ADS ownership as of the close of business on the Record Date. Due to the safe distancing requirements currently imposed by the government of Singapore, the number of attendees of the AGM will be limited and only those who have received an email confirmation from the Company by February 11, 2022, Singapore time, should attend. In addition, any person attending the AGM in person must follow the entry policies and procedures imposed by the AGM venue as well as by the Company, including health and travel declaration and temperature check. Any person attending the AGM must be healthy and in an appropriate physical condition to attend the AGM both at the point of entry to the AGM and throughout the proceedings of the AGM. The Company reserves the right to refuse any person’s entry to the AGM venue, or to instruct any person to leave the AGM venue, where any such person is not, in the reasonable view of the Company, in such condition at all relevant times, or where the Company reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM. Due to the constantly evolving COVID-19 situation, the Company may be required to change its arrangements for the AGM at short notice in order to implement the requisite safe distancing measures that may be in effect at the time of the AGM. In case of any such change, the Company will provide an update as soon as possible and will post updates on the Company’s website at https://www.sea.com/investor/home.

The notice of the annual general meeting and the proposed New Articles are available on the Investor Relations section of the Company’s website at https://www.sea.com/investor/home. Sea has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2020, with the U.S. Securities and Exchange Commission. Sea’s Form 20-F can be accessed on the above-mentioned Company website, as well as on the SEC’s website at www.sec.gov. Shareholders and owners and holders of the Company’s ADSs may request a hard copy of the Company’s annual report on Form 20-F, free of charge, by contacting the Company at 1 Fusionopolis Place, #17-10, Galaxis, Singapore 138522.

For enquiries, please contact:

Investors / analysts: ir@sea.com

Media: media@sea.com

About Sea Limited

Sea Limited (NYSE: SE) is a leading global consumer internet company founded in Singapore in 2009. Our mission is to better the lives of consumers and small businesses with technology. We operate three core businesses across digital entertainment, e-commerce, as well as digital payments and financial services, known as Garena, Shopee and SeaMoney, respectively. Garena is a leading global online games developer and publisher. Shopee is the largest pan-regional e-commerce platform in Southeast Asia and Taiwan. SeaMoney is a leading digital payments and financial services provider in Southeast Asia.